China Mass Media International Advertising Corp.

6th Floor, Tower B, Corporate Square,

35 Finance Street, Xicheng District,

Beijing 100032, People’s Republic of China

July 29, 2008

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

U.S.A.

Registration Statement on Form F-1

(Registration No. 333-152305) of

China Mass Media International Advertising Corp.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, China Mass Media International Advertising Corp. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1, as amended prior to its effectiveness, so that it will become effective at 4:00 PM, New York time, on July 31, 2008 or as soon thereafter as is practicable.

By this request, the Company confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, as they relate to the securities specified in the above-captioned registration statement, and acknowledges the following:

1. should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

China Mass Media International Advertising Corp.

By:	/s/ Shencheng Wang
Name:	Shengcheng Wang
Title:	Chief Executive Officer

cc:	Alan Seem

Shearman & Sterling LLP